McLaughlin & Stern, llp

Founded 1898

260 Madison Avenue

New York, New York 10016

(212) 448–1100

Fax (212) 448–0066

                David W. Sass

                        Partner

      Direct Phone: (212) 448–6215

E-mail: dsass@mclaughlinstern.com

February 7, 2013

By: EDGAR TRANSMISSION

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Re:	Birch Branch, Inc.

Schedule 13E-3

Filed October 5, 2012 by Birch Branch Acquisition Corp., Wang

Xinshun, and Li Weitian

File No. 005-81624

Preliminary Preliminary 14C

Information Statement Filed

October 5, 2012

File No. 000-50936

Dear Mr. Duchovny:

In response to your comments, we have amended our filings and provided the information you requested. Below are our responses to your comments. Please refer to the attached 14C Preliminary Information Statement Amendment No. 3 for amendments to our original filings.

Revised Preliminary Information Statement

Cover Page

1.	We note your response to prior comment 3. Delete the sentence that states “The SEC may or not approve its 13E-3 Transaction Statement” and the subsequent clause “only if the SEC approves its Schedule 13E-3.”

In response to your comments, the Filing Persons have revised the cover page of the Preliminary Information Statement and deleted the sentence that “The SEC may or may not approve its 13E-3 Transaction Statement” and the subsequent clause “only if the SEC approves its Schedule 13E-3.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 3: Cover Page.

1

McLaughlin & Stern, llp

Fairness of the Transaction, page 4

2.	We reissue prior comment 4, which sought revised disclosure relating to each filing person, not the company’s affiliates.

In response to your comments, the Filing Persons have revised its Preliminary 14C Information Statement as follows:

“The Company, other Filing Persons and the board of the Company (the “Board”) reasonably believe the proposed merger transaction is fair to all Company shareholders, including affiliated and unaffiliated shareholders. None of the Board members dissented to or abstained from voting on the proposed merger.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 3: Item 2: Special Factors – Fairness of the Transaction.

3.	Refer to prior comment 5. We note that while you added a sentence relating to the net book value and going concern value, you did not explain how those measures were considered in your fairness determination and the results of any related analysis. Please revise.

In response to your comments, the Filing Persons have revised its Preliminary 14C Information Statement as follows:

“The Board also considered financial parameters of the Company such as net book value and going concern value. In particular, the Company had a negative equity of $7.3 million as of June 30, 2012 and a negative equity of $18.2 million as of September 30, 2012. Based on the negative book values and the continuing decrease of the Company’s book value, the Filing Persons concluded that the Cash Merger Price was fair to the unaffiliated security holders of the Company. With regards to going concern value, the Cash Merger Price of $0.10 per Share represented a premium to the going concern value of the Company. An analysis of this factor shows the fairness of the Cash Merger Price to unaffiliated shareholders of the Company.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 3: Item 2: Special Factors – Fairness of the Transaction.

McLaughlin & Stern, llp

4.	We note the revisions made in response to prior comments 4-6. It is unclear the basis upon which the filing persons determined that the going private transaction is procedurally fair given that none of the parameters set forth in Item 1014(c)-(e) of Regulation M-A were met and that you have not described any other efforts to achieve procedural fairness. Please revise.

In response to your comments, the Filing Persons have revised its Preliminary 14C Information Statement as follows:

“In view of the fact that insiders owned more than 90% of the outstanding stock of the Company, State law does not require the approval of a majority of the minority shareholders, therefore the transaction has not been structured to obtain the approval of a majority of unaffected security holders. The independent directors did not retain any unaffiliated representative to act for the unaffiliated shareholders to negotiate on their behalf, or appoint a special committee of independent directors to evaluate the merger. The transaction was unanimously approved by all directors of the Company. The Board and the Filing Persons believe that the merger is procedurally fair to the unaffiliated shareholders. The unaffiliated shareholders are protected by State law since they are entitled to exercise dissenters’ rights and demand “fair value” for their Shares. See “SHAREHOLDER RIGHTS— Appraisal Rights and Exercise Procedures” in this Information Statement.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 3: Item 2: Special Factors – Fairness of the Transaction.

5.	We note your response to prior comment 9. The second sentence of the text that you presented in your response as having been provided in the preliminary information statement is not included in the information statement. Please advise.

In response to your comments, the Filing Persons have included the second sentence of the text in its Preliminary 14C Information Statement.

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2: Item 2: Special Factors – Fairness of the Transaction.

Financial Information, page 11

6.	We note your response to prior 10. Please provide the disclosure required by Item 1010(c) of Regulation M-A. See instruction 1 to Item 13 of Schedule 13E-3.

In response to your comments and pursuant to instruction 1 to Item 13 of Schedule 13E-3, the Filing Persons have revised its Preliminary 14C Information Statement as follows:

“Summary Financial Information

McLaughlin & Stern, llp

Set forth below is certain selected consolidated financial information with respect to the Company excerpted or derived by the Filing Persons from the audited consolidated financial statements of the Company contained in the Forms 10-K and the unaudited consolidated financial statements of the Company contained in its Forms 10-Q. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information is qualified in its entirety by reference to the Company’s Forms 10Q and 10K and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2010 and December 31, 2011 have been derived from the Company’s audited consolidated financial statements, which have been incorporated into the Form 10K. The selected financial information as of and for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012 are derived from the unaudited interim financial statements incorporated into the Forms 10-Q. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

	As of December 31,		As of (unaudited)
	2010	2011	09/30/2012	06/30/2012	03/31/2012
BALANCE SHEET
Cash	$9,213,760	$2,704,987	$8,542,463	$3,991,097	$5,818,892
Component Inventory	10,767,108	1,588,832	1,445,622	4,321,659	3,751,703
Work-in-progress Inventory	44,736,578	19,162,264	6,616,463	7,130,174	10,465,948
Finished Goods Inventory	4,318,338	29,291,726	23,045,460	22,021,103	31,243,638
Total Current Assets	265,611,859	291,650,616	329,542,986	339,373,656	344,231,076
Property and Equipment, net	70,056,271	68,927,116	139,330,794	142,308,930	145,970,379
Total Assets	$407,531,833	$469,422,387	$519,464,606	$538,627,623	$545,007,886
Total Current Liabilities	285,086,437	359,742,425	456,024,903	464,333,085	458,567,243
Long-Term Liabilities, less Current Maturities	72,953,855	91,078,421	81,691,047	81,600,468	83,885,667
Total Liabilities	358,040,292	450,820,846	537,715,950	545,933,553	542,452,910
Total Stockholders’ Equity (Deficit)	49,491,541	18,601,541	(18,251,344)	(7,305,930)	(2,554,976)
Total Liabilities and Stockholders’ Equity (Deficit)	$407,531,833	$469,422,387	$519,464,606	$538,627,623	$545,007,886
Book Value Per Share	$12.7	$14.6	$(16.2)	$(16.8)	$(17)

McLaughlin & Stern, llp

	Fiscal Year Ended 12/31		Nine Months	Six Months	Three Months
	2010	2011	Ended 09/30/2012	Ended 06/30/2012	Ended 03/31/2012
STATEMENT OF OPERATIONS
Total Revenue and Other Income	$302,274,783	$389,174,750	$293,001,141	$200,666,826	$76,245,660
Total Costs and Expenses	287,338,473	406,752,356	316,597,696	217,411.166	87,713,776
Operating Income (Loss)	14,936,310	(17,577,606)	(23,596,555)	(16,744,340)	(11,468,116)
Other Income (Expense)	(5,291,086)	(14,540,258)	(15,151,975)	(11,040,796)	(6,470,160)
Net Income (Loss)	$7,027,022	$(32,117,864)	$(38,748,530)	$(27,785,136)	$(17,938,276)
Earnings Per Common Share (Basic and Dilutive)	$0.22	$(1.00)	$(1.21)	$(0.87)	$(0.56)

	Fiscal Year Ended 12/31		Nine Months	Six Months	Three Months
	2010	2011	Ended 09/30/2012	Ended 06/30/2012	Ended 03/31/2012
STATEMENT OF CASH FLOWS
Net Income (Loss)	$7,027,022	$(32,117,864)	$(38,748,530)	$(27,785,136)	$(17,938,276)
Cash Flows provided by (used in) Operating Activities	157,007,464	52,444,063	16,573,099	14,525,738	63,345,544
Cash Flows from (to) Investing Activities	(100,516,598)	(94,318,026)	(26,049,014)	(59,581,332)	(55,979,014)
Cash Flows from (to) Financing Activities	(53,798,069)	34,175,101	12,316,496	44,506,211	(6,385,022)
Increase (Decrease) in Cash and Cash Equivalents	2,692,797	(7,698,860)	5,837,476	1,286,110	981,508

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 3: Item 5: Other Information – Financial Information.

Thank you very much for your review. Should you have any questions regarding this response, please feel free to contact me.

Yours truly,

/s/ David W. Sass

David W. Sass